December 18, 2019

Via Email

John J. Mahon
Schulte Roth & Zabel LLP
901 Fifteenth Street, NW
Suite 800
Washington, DC 20005
john.mahon@srz.com

       Re:     NMF Senior Loan Fund I, Inc.
               Registration Statement on Form 10
               File No. 000-56123

Dear Mr. Mahon:

         On November 22, 2019, you filed a registration statement on Form 10 on behalf of NMF
Senior Loan Fund I, Inc. (the "Company"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

         We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Company's Form 10 prior to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

                                     LEGAL COMMENTS

Page 1   Explanatory Note

1.     Please add the following:

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    a. The Company is an "emerging growth company," as defined in the Jumpstart Our
       Business Startups Act of 2012. As a result, the Company is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. See "Item 1.
       Business   Emerging Growth Company."
    b. The Commission maintains an Internet Website (http://www.sec.gov) that contains the reports mentioned in this section.

Page 3   Item 1. Business

2. You state that the Company may make investments through wholly-owned subsidiaries.
Please disclose:

    a. That the Company complies with the provisions of the Investment Company Act of 1940 governing investment policies (Section 8) and capital structure and leverage (Section 61)
         on an aggregate basis with the subsidiaries.
    b. That each investment adviser to the subsidiaries complies with provisions of the
         Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Company under Section 2(a)(20) of the Investment Company
         Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company's and the subsidiary's investment advisory agreements may be combined.
    c. That each subsidiary complies with provisions relating to affiliated transactions and custody (Section 57). Also, please identify the custodian of the subsidiary.
    d. The basis for determining that undistributed income derived from the subsidiary is qualifying income, such as an opinion of counsel.
    e. Any of the subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Please confirm in correspondence that the financial statements of the subsidiary will be consolidated with those of the Company. Please also confirm that: (1) the subsidiary's management fee (including any performance fee) will be included in "Management Fees" and the subsidiary's expenses will be included in "Other Expenses" in the Company's fee table; (2) the subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; and (3) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

3.      You state that the proceeds of preferred shares issued by the Company to make
investments would have its own specific set of benefits and risks, and all of the costs of issuing preferred shares would be borne by the holders of the shares. Please confirm that the Company does not intend to issue debt securities or preferred stock within a year of the effective date of the
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registration statement, or add appropriate disclosure describing the effects of such issuance on shareholders.

Page 3   The Investment Adviser

4. You state that the Company's investment adviser is a "wholly-owned subsidiary of New
Mountain Capital Group, L.P. (together with New Mountain Capital, L.L.C. and its affiliates,
"New Mountain Capital") whose ultimate owners include Steven B. Klinsky and related and other vehicles." Please specify what those "related and other vehicles" are.

5. The Company's name includes the term "senior loan," which is a type of investment and therefore is subject to Rule 35d-1 Investment Company Act. Please disclose a policy to invest, under normal circumstances, at least 80% of the Company's net assets, plus borrowings for investment purposes, in "senior loans." Please also state that the Company will provide shareholders with at least 60 days' notice before changing the Company's 80% policy.

Page 6   Investment Criteria

6. In the bullet point titled, "Established companies," you state that the Company "will seek to invest in established companies with sound historical financial performance." But elsewhere, you state that the Company's investments will be almost entirely rated below investment grade and that the issuers are considered more likely than investment grade issuers to default on their payments. Please address the inconsistency.


Page 7   Investment Structure

7. You state that the Company "may also enter into revolving credit facilities, bridge financing commitments, delayed draw commitments or other commitments which can result in providing future financing to a portfolio company intend to enter into certain contracts under which we have material future commitments." Please explain to us whether the Company will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 61 of the Investment Company Act. If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Page 7   Portfolio Company Monitoring

8. This section states that the Company will monitor the performance of Portfolio
Companies. As part of its monitoring, the Company will use a four-level rating scale, which characterizes how each investment is performing. Please explain how this rating scale will be used. For example, will it be used to determine whether to exit an investment?


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Page 10   Operating and Regulatory Environment

9. You state that the Company intends to "elect to be subject to the lower coverage ratio of
150% available thereunder in order to maintain maximum flexibility, reflecting approximately a
2:1 debt to equity ratio." Please provide more details about how and when the Company will make such election.

Page 26   Management Fee

10. You state that the Management Fee will be calculated at a blended rate with respect to capital commitments received at the initial closing, which includes a 0.70% management fee, and at a subsequent closing, which includes a 0.60% management fee. It is unclear whether all shareholders will pay the same management fee at the time such fee is charged. For example, would a person buying shares in the subsequent closing only pay a management fee of 0.60%, rather than the blended rate? The disclosure about how and management fees are calculated and charged is confusing. It is therefore unclear whether the management fee structure raises issues under Section 61 of the Investment Company Act. Please address. Also, it is not clear when reviewing the tables that the numbers contained in them reference a reduction in the fee rate;
rather, it suggests the opposite (see the language in the footnotes to the tables). Please clarify.

Page 28   Expenses

11.    Please add to this section a fee table that conforms to requirements of
Item 3 of Form N-
2. Such disclosure will be helpful to investors.

12. Please add an example that conforms to the requirements of Instruction 11 to Item 3.1 of
Form N-2. We further request that you include, in the explanatory paragraph following the example, a second example where the five percent return results entirely from net realized capital gains and which uses language substantially the same as the following: "You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $
___ $ ___ $ ___ $ ___." Such disclosure will be helpful to investors.

Page 32   Senior Securities

13. Please clarify that the Company's borrowings, whether for "emergency purposes" or otherwise, are subject to the asset coverage requirements of section 61(a)(1) of the Investment
Company Act.

14. It appears that the Company may hold a significant amount of covenant-lite loans. If the
Company will hold a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.



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15. Please disclose that, to the extent original issue discount instruments, such as zero coupon bonds and PIK loans, constitute a significant portion of the Company's income, investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

    a. The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;
    b. PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;
    c. Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities;
    d. Because original issue discount income is accrued without any cash being received by the
       Company, required cash distributions may have to be paid from offering proceeds or the sale of Company assets without investors being given any notice of this fact;
    e. The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan;
    f. Even if the accounting conditions for income accrual are met, the borrower could still default when the Company's actual payment is due at the maturity of the loan; and
    g. Original issue discount creates risk of non-refundable cash payments to the adviser based on non-cash accruals that may never be realized.

Page 80   Potential Conflicts of Interest

16. Please disclose whether the Company has any policies and procedures for managing conflicts of interest, and if so, what those policies and procedures are.

                                ACCOUNTING COMMENTS

17. Please confirm in correspondence that all wholly owned and all substantially wholly owned subsidiaries will be consolidated with the financial statements of the Company.

18. In future financial statements, please include disclosure in the Notes related to the reduction of the management fee payable by the Withheld Amounts (factoring in Cumulative
Losses) and the possibility that the Withheld Amounts may be payable to the Adviser in a subsequent quarter.

19. Please confirm that the recoupment period is limited to three years from the date of any reductions. Please update the disclosure throughout the Prospectus to reflect this.

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                                    *   *    *        *     *   *

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-5166.

                                                          Sincerely,
                                                          /s/ Lisa N. Larkin
                                                          Lisa N. Larkin
                                                          Senior Counsel




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